

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

August 28, 2007

Mr. W. Kirk Bosché
Chief Financial Officer
Foothills Resources, Inc.
4540 California Avenue, Suite 550
Bakersfield, CA 93309

> **Re:** **Foothills Resources, Inc.**
> **Amendment No. 5 to Registration Statement on Form SB-2**
> **Filed August 6, 2007**
> **File No. 333-137925**

Dear Mr. Bosché:

We have reviewed your response letter and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2/A5 Filed August 6, 2007

General

1. If applicable, please make corresponding revisions to future periodic reports for the comments below.

Financial Statements – Foothills Resources, Inc.

2.   Please revise to update your historical financial statements to comply with the guidance in Item 310 of Regulation S-B.

Engineering Comments

Description of Property, page 67

Oil and Gas Reserves, page 68

3.   Please amend your document to disclose the year-end oil and gas prices you used in the estimation of your proved reserves and associated standardized measure for your Texas properties and for your California properties.

4.   Per our comment 10 in our letter of June 27, 2007, please revise your disclosure of oil and gas price realizations so that the reader is apprised of the effects of your oil and gas hedging program on the prices you have received.

5.   Your disclosure of one gross productive California well in the Productive Wells table and the Drilling Activities table is inconsistent with your statement on page F-17, "During 2006, the Company drilled two successful wells in the Eel River Basin in California (see Note 9)." Please explain this situation to us and amend your document to provide consistent disclosure.

6.   Pursuant to our telephone discussion of August 20, 2007, please file your past and future supplemental technical documents on EDGAR. See Rule 418 of Regulation C and Rule 12b–4 of Regulation 12B with respect to the submission to, and return by, the Commission of supplemental information.

7.   As discussed in our telephone discussion, please furnish to us:

   •   Conclusive technical support/documentation for the proved undeveloped reserves that you claimed in the Fortuna field, LA3 zone as well as for the proved developed reserves you claimed in the LRD 6-13 zone. Alternatively, please remove these volumes from your disclosed proved reserves;

   •   Gas well material balance data for the Christiansen 3-15 well.

8.   Please affirm to us that you have reviewed the projected operating expenses for the 68 Goose Creek proved developed entities and can attest that these expenses have been appropriately increased to account for projected production activity.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Donald Delaney at (202) 551-3863 if you have questions regarding comments on the financial statements and related matters. Direct your questions relating to any engineering matters to Ronald Winfrey, Petroleum Engineer, at (202) 551-3704. Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned, at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: M. Wojciechowski
       D. Delaney
       R. Winfrey
       C. Moncada-Terry